Exhibit 99.107

CannTrust Partners with McMaster University on Medicinal Cannabis Research For Chronic Pain

VAUGHAN, ON, September 5, 2018 /CNW/ - CannTrust Holdings Inc. ("CannTrust" or the "Company", TSX: TRST), one of Canada's leading and most trusted licensed producers of cannabis, announced today that it is pleased to collaborate with Hamilton Health Sciences and McMaster University (“McMaster”) in Hamilton, Ontario on upcoming medical research studies. Hamilton Health Sciences and McMaster are known world-wide for innovation in education and research, and for its role in developing evidence-based medicine. This partnership strengthens CannTrust’s existing commitment to innovation and its contribution to generating evidence regarding the therapeutic use and clinical effectiveness of cannabinoids.

CannTrust will be working with the Michael G. DeGroote Pain Clinic of Hamilton Health Sciences and McMaster University, and the Michael G. DeGroote Institute for Pain Research and Care of McMaster University on a range of upcoming randomized placebo controlled clinical trials (RCT), representing the first Canadian University partnership for the Company. Utilizing CannTrust’s broad range of quality cannabis products, the first clinical trial, Cannabis Oil for Chronic Non-Cancer Pain Treatment (CONCEPT), is expected to begin this fall, with additional studies to follow.

The results of these studies will be crucial for researchers, health care practitioners and policy makers to use cannabinoids for designing more effective, safer treatment protocols and public health policies. Throughout the partnership, CannTrust will utilize its more than 40 years of pharmacy, healthcare experience and knowledge to help McMaster and Hamilton Health Sciences study the application of the Company’s products as treatment for various patient needs.

An analysis of CannTrust’s 48,000 existing customer profiles indicates that pain is one of the primary reasons for utilizing medical cannabis, highlighting the need for trials in this area. Through research at the Centre, CannTrust aims to help healthcare professionals and patients better understand the possible benefits of medical cannabis for those living with pain-related conditions, and beyond.

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“We are honoured to begin this partnership as our organizations share very similar values. Also, it further advances our participation in research, innovation and customer education. We feel privileged by the role CannTrust can play in supporting these world-class researchers advance the understanding of medical cannabis,” says Eric Paul, CEO, CannTrust.

The Michael G. DeGroote Pain Clinic at Hamilton Health Sciences is one of the leading Academic Pain Clinics in Canada. It is an interdisciplinary clinic with expertise in the management and treatment of chronic pain. As leaders in innovation and evidence based practices, the team works in collaboration with the patient, their family and referral sources. Its goal is to support adaptive changes to improve daily functioning, productivity and overall quality of life.

The Michael G. DeGroote Institute for Pain Research and Care (MGD IPRC) at McMaster was established in 2004 through a generous gift from Michael G. DeGroote. The IPRC includes the National Pain Centre (2010) with its focus on best practice pain care and guideline creation and dissemination. The IPRC offers a broad range of research incorporating ‘bench to bedside’ pursuit of the understanding of pain and its treatment.

Dr Ramesh Zacharias FRCS (C), Assistant Clinical Professor at McMaster University, Medical Director of the Michael G. DeGroote Pain Clinic and Principal Investigator in CONCEPT said:

“CannTrust is an excellent partner for our research due to its consistent quality, standardized products and scientific approach. For research studies, we demand this same precision and attention to detail, so we appreciate that CannTrust is supporting the critical work conducted by our Centre.”

Earlier in July, CannTrust announced an ALS clinical trial with Australia’s Gold Coast University Hospital. This new partnership with McMaster and Hamilton Health Sciences demonstrates the Company’s further commitment to support research and innovation to develop safe and effective cannabinoid dosage forms. CannTrust is currently in discussions with other scientific partners on upcoming research projects.

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About CannTrust

Since its inception in 2014, CannTrust has led the Canadian market in producing standardized product.

As a federally regulated licensed producer, CannTrust brings more than 40 years of pharmacy and healthcare experience to the medical cannabis industry. CannTrust currently operates the recently completed 250,000 sq. ft. Phase One redevelopment of its 450,000 sq. ft. Niagara Perpetual Harvest Facility. The 200,000 sq. ft. Phase Two redevelopment is expected to be operational in the third quarter and the projected 600,000 sq. ft. greenhouse expansion has begun and is fully funded. The industry’s broadest product portfolio is prepared and packaged at the 60,000 sq. ft. manufacturing centre of excellence in Vaughan, Ontario.

CannTrust is committed to research and innovation, as well as contributing to the growing body of evidence-based research regarding the use and efficacy of cannabis. Our product development teams along with our exclusive global pharma partner, Apotex Inc., are diligently innovating and developing products that will make it easier for patients to use medical cannabis. We support ongoing patient education about medical cannabis and have a compassionate use program to support patients with financial needs. For more information, please visit: www.canntrust.ca.

Forward Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation which are based upon CannTrust's current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as "expect", "likely", "may", "will", "should", "intend", "anticipate", "potential", "proposed", "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may", "would" or "will" happen, or by discussions of strategy.

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The forward-looking information in this news release is based upon the expectations, estimates, projections, assumptions and views of future events which management believes to be reasonable in the circumstances. Forward-looking information includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, expectations with respect to actual production volumes, expectations for future growing capacity and the completion of any capital project or expansions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical cannabis industry in Canada generally; the ability of CannTrust to implement its business strategies; competition; crop failure; and other risks.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust's Annual Information Form dated March 29, 2018 (the "AIF") and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information.

The TSX does not accept responsibility for the adequacy or accuracy of this release.

For more information or to arrange an interview with Brad Rogers, please contact

Sybil Eastman at Strategic Objectives.

Tel: (416) 366-7735 X254 Email: sybil.eastman@strategicobjectives.com